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WRITER'S EMAIL ADDRESS:
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03029683

August 27, 2003

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

82-34646


RECD S.E.C.
AUG 2 9 2003
1086

Re: Telefónica Empresas Perú S.A.A. File No. ~~82-5133~~
Information required pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934

Ladies and Gentlemen:

On behalf of Telefónica Empresas Perú S.A.A. (formerly, known as Telefónica Data Perú S.A.A.) (the "**Company**"), we are furnishing this letter and the enclosed information pursuant to paragraph (b) of Rule 12g3-2 (the "**Rule**") under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**").

On April 23, 2003, in compliance with the Peruvian Capital Markets Law and CONASEV Regulation No. 107-2002-EF/94.10 relating to Key Events, Private Information and Other Communications, the Company filed with the CONASEV (*Comisión Nacional Supervisora de Valores)* a letter regarding a Board of Director's meeting during which the Board (i) approved the Company's 1Q03 financial results and (ii) appointed Javier Nadal Arino as president of the Company.

On April 30, 2003, in compliance with the Peruvian Capital Markets Law and CONASEV Regulation No. 107-2002-EF/94.10 relating to Key Events, Private Information and Other Communications, the Company filed with the CONASEV a letter regarding the approval by the Board of Directors of a new corporate organizational chart.

On July 22, 2003, in compliance with the Peruvian Capital Markets Law and CONASEV Regulation No. 107-2002-EF/94.10 relating to Key Events, Private Information and

dlw 9/3

Other Communications, the Company filed with the CONASEV a letter regarding the Board of Director's approval of the Company's 2Q03 financial results.

On August 20, 2003, in compliance with the Peruvian Capital Markets Law and CONASEV Regulation No. 107-2002-EF/94.10 relating to Key Events, Private Information and Other Communications, the Company filed with the CONASEV a letter regarding the engagement of Deloitte & Touche as the external auditors for the fiscal year 2003.

The information contained in or accompanying this letter is being furnished pursuant to paragraph (b)(1) of the Rule, with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information will constitute an admission for any purpose that the Company is subject to the registration or continuing reporting obligations of the Exchange Act.

If you have any questions or require any further information, please do not hesitate to call Antonia E. Stolper at (212) 848-5009 or myself at (212) 848-8092. Please acknowledge receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to our messenger.

Very truly yours,



Janey L. Ahn